Exhibit 4.1

FIRST SUPPLEMENTAL INDENTURE

DATED AS OF THE 13th DAY OF JANUARY, 2025
BETWEEN
ASCEND WELLNESS HOLDINGS, INC., AS ISSUER
AND
ODYSSEY TRUST COMPANY, AS TRUSTEE

THIS FIRST SUPPLEMENTAL INDENTURE made as of the 13th day of January, 2025.
BETWEEN:
ASCEND WELLNESS HOLDINGS, INC., a corporation existing
under the laws of Delaware (the “Issuer”);
AND
ODYSSEY TRUST COMPANY, a trust company existing under the laws of the Province of Alberta authorized to carry on the business of a trust company in Ontario (the “Trustee”).
WITNESSETH THAT:
WHEREAS the Issuer has entered into a trust indenture dated as of July 16, 2024 (the “Indenture”).
AND WHEREAS pursuant to Section 12.1 of the Indenture, Holders of at least a majority in principal amount of the Notes may, by written resolution, approve amendments to the Indenture as set forth below (collectively, the “Amendments”);
AND WHEREAS, as of the date hereof, Holders of at least a majority in principal amount of the Notes have provided the Issuer with their written consent to the Amendments (which consents constitute a resolution pursuant to Section 9.12 of the Indenture);
AND WHEREAS this First Supplemental Indenture is entered into for the purposes of giving effect to the Amendments;
NOW THEREFORE THIS FIRST SUPPLEMENTAL INDENTURE WITNESSES that it is hereby agreed and declared as follows:
ARTICLE 1
INTERPRETATION
1.1To Be Read With Indenture
This First Supplemental Indenture is a supplemental indenture to the Indenture. The Indenture and this First Supplemental Indenture will be read together and will have effect as though all the provisions of both indentures were contained in one instrument. If any terms of the Indenture are inconsistent with the express terms or provisions hereof, the terms of this First Supplemental Indenture shall prevail to the extent of the inconsistency. Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Indenture.
ARTICLE 2
AMENDMENTS
2.1Amendments to the Definition of “Permitted Investments”
The definition of “Permitted Investments” in Section 1.1 of the Indenture shall be amended as follows:

a)the word “and” shall be deleted at the end of clause (bb);
b)the word “and” shall be added at the end of clause (cc);
c)the following shall be added as a new clause (dd):
Investments in “social equity” or female- or minority-owned businesses engaged in a Permitted Business and for which the Issuer or its Restricted Subsidiaries provide support services;
d)the final paragraph shall be deleted and replaced with the following:
provided, however, that with respect to any Investment, the Issuer may, in its sole discretion, allocate all or any portion of any Investment and later re-allocate all or any portion of any Investment, to one or more of the above clauses (a) through (dd) so that the entire Investment would be a Permitted Investment; provided further that, notwithstanding anything to the contrary in this Indenture, in no event shall the Issuer or any Restricted Subsidiary (i) make or own any Investment constituting any material intellectual property in any Person that is not a Guarantor or (ii) enter into any exclusive license with respect to material intellectual property owned by the Issuer or any Restricted Subsidiary whereby it licenses such intellectual property on an exclusive basis to any Subsidiary or Affiliate of the Issuer that is not a Guarantor.
2.2Amendment to Section 6.10(b)(ii)
Section 6.10(b)(ii) of the Indenture shall be deleted in its entirety and replaced with the following:
(ii) the Incurrence by the Issuer and any Guarantor of Indebtedness that ranks pari passu with the Notes and the Guarantees secured by Liens on the Collateral, including all Permitted Refinancing Indebtedness Incurred to refund, refinance or replace any Indebtedness Incurred pursuant to this clause (ii), not to exceed in aggregate principal amount the sum of (A) $15 million plus (B) the greater of (i) $60 million (consisting as of the Issue Date, of the amount of Existing Term Loan Indebtedness (such amount, the “Remaining TL Debt”)) or (ii) an amount such that immediately following the incurrence of such Indebtedness and Liens, the Consolidated Secured Net Leverage Ratio does not exceed 3.0 to 1.0; provided that, (x) such Indebtedness (other than Additional Notes issued hereunder) is subject to an Intercreditor Agreement with Supermajority Consent and (y) any refinancing of the Remaining TL Debt shall only be from the proceeds of Additional Notes issued hereunder;
2.3Amendment to Section 6.20
Section 6.20 of the Indenture shall be deleted in its entirety and replaced with the following:
The Issuer and the Guarantors, on a consolidated basis, will be required to maintain as of the last day of each calendar month, (i) unrestricted cash and/or Cash Equivalents, (ii) availability under a revolving Commercial Bank Credit Facility Incurred pursuant to Section 6.10(b)(i), or (iii) any combination of clauses (i) and (ii), in an aggregate amount of at least $20.0 million.

ARTICLE 3
MISCELLANEOUS PROVISIONS
3.1Confirmation of Indenture
On the date hereof, the Indenture shall be supplemented in accordance with this First Supplemental Indenture, and this First Supplemental Indenture shall form part of the Indenture for all purposes, and the holder of every Note heretofore or hereafter authenticated and delivered under the Indenture shall be bound thereby. The Indenture, as supplemented by this First Supplemental Indenture, shall remain in full force and effect as supplemented by this First Supplemental Indenture and is in all respects ratified and confirmed.
3.2Acceptance of Trusts
The Trustee hereby accepts the trusts in the Indenture, as amended and supplemented by this First Supplemental Indenture, and agrees to perform the same upon the terms and conditions and subject to the provisions set forth in the Indenture as supplemented by this First Supplemental Indenture.
3.3Execution
This First Supplemental Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument. Delivery of an executed signature page to this First Supplemental Indenture by any party hereto by facsimile transmission or PDF shall be as effective as delivery of a manually executed copy of this First Supplemental Indenture by such party.
3.4Execution Date
This First Supplemental Indenture shall take effect upon the date first above written.
3.5Applicable Law
This First Supplemental Indenture shall be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated in all respects as Ontario contracts.
[The remainder of this page is intentionally left blank]

In witness whereof this First Supplemental Indenture has been duly executed by the parties hereto as of the day and year first above written.

ISSUER:

ASCEND WELLNESS HOLDINGS, INC.
By:	/s/ Samuel Brill
	Name:	Samuel Brill
	Title:	Chief Executive Officer

TRUSTEE:

ODYSSEY TRUST COMPANY

By:	/s/ Amy Douglas
	Name:	Amy Douglas
	Title:	Senior Director, Corporate Trust

By:	/s/ Rachel Wales
	Name:	Rachel Wales
	Title:	Director, Corporate Trust